Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media to Present at B. Riley Investor Conference on May 20th

VANCOUVER, BC – May 17th, 2013 - PNI Digital Media (TSX: PN; OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, announced that Cameron Lawrence, Chief Financial Officer, will present at the 14th annual B. Riley & Co Investor Conference. The conference will be held on May 20th – 22nd at the Loews Santa Monica Beach Hotel. Mr. Lawrence will speak at 3:30pm PT on Monday, May 20th.

Registered conference attendees may request a 1-on-1 meeting through the B. Riley conference website at www.brileyco.com/conference, by contacting PNI Investor Relations at (866) 544-4881 or ir@pnimedia.com.

About B. Riley & Co. - B. Riley & Co. is a leading independent investment bank which provides a full array of corporate finance, research, sales, trading and otcqx dad services to corporate, institutional and high net worth individual clients. Investment banking services include merger and acquisitions advisory to public and private middle market companies, initial and secondary public offerings and institutional private placements. Its Corporate Governance Advisory Services Group is engaged by both companies and investors to help maximize value for shareholders. The firm is recognized for its distinguished Equity Research. Founded in 1997, B. Riley is headquartered in Los Angeles and maintains offices in Newport Beach, San Francisco, and New York. It is a member of FINRA and SIPC. For more information, please visit http://www.brileyco.com

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.